CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Corridor Communications Corp.
Mountain View, California

We hereby consent to the inclusion of our audit reports of Ashcreek Wireless and Quick Internet of the Valley, Inc. dated June 22, 2004 and June 28, 2004, respectively, which include an emphasis paragraph relating to both Companies' ability to continue as going concerns, as of December 31, 2003 and for the years ended December 31, 2003 and 2002, respectively. Also, we hereby consent to the inclusion of our audit report of Eagle West Communications, Inc. dated August 25, 2004, and to all references to our firm included in this amended Registration Statement on Form SB-2.


/s/ HJ Associates & Consultants, LLP

HJ Associates & Consultants, LLP
Salt Lake City, Utah
October 8, 2004